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                              October 20, 2022

       Zheng Nan
       Chief Executive Officer
       Webus International Ltd.
       25/F, UK Center, EFC, Yuhang District
       Hangzhou, China 311121

                                                        Re: Webus International
Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
23, 2022
                                                            CIK No. 0001941158

       Dear Zheng Nan:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1.                                                   We note your disclosure
here that as used in this prospectus,    we   ,    us   , or    our    refers
to
                                                        Webus and its
subsidiaries. We also note you disclose on page 1 that references to    we   ,
                                                           us   , the
Company    or the    Group    are to Webus, Youbus International, Webus HK, and
                                                        the WFOE, as a group.
Revise to clearly disclose how you will refer to the holding company, subsidiaries,
and VIEs when providing the disclosure throughout the document so that it is clear to
investors which entity the disclosure is referencing and which subsidiaries or
entities are conducting the business operations. Refrain from using terms
                                                        such as    we    or
our    when describing activities or functions of a VIE.
 Zheng Nan
FirstName LastNameZheng
Webus International Ltd. Nan
Comapany
October 20,NameWebus
            2022        International Ltd.
October
Page 2 20, 2022 Page 2
FirstName LastName
2. Please disclose your intentions to distribute earnings or settle amounts owed under the
         VIE agreements. Also, state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs and quantify the amounts where applicable. In this regard, we note your disclosure that cash transfers among the holding company and its subsidiaries is typically transferred through payment for intercompany product sales and services or intercompany loans between holding company and subsidiaries. We also note your disclosure on page 40 that you rely principally on dividends and other distributions paid by your subsidiaries in China for your cash needs, including paying dividends and other cash distributions to your shareholders, servicing any debt you and the VIE may incur, and paying your and the
         VIE   s operating expenses.

         Please also provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
Prospectus Summary
Risks Related to Doing Business in China, page 6

3. Please revise your summary of risk factors to disclose the significant liquidity risks that your corporate structure and being based in and having the majority of
the Company   s
         operations in China poses to investors with cross-references to the more detailed discussion of these risks in the prospectus.
4. We note your disclosure that "[a]ny change of regulations and rules by Chinese government may intervene or influence [your] operations in China at any time and any additional control over offerings conducted overseas and/or foreign investment in issuers with Chinese operations could result in a material change in [your] business operations and/or the value of [your] ordinary shares and could significantly limit or completely hinder [your] ability to offer [your] ordinary shares to investors and cause the value of such securities to significantly decline." Please revise to clarify that that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers and that such actions by the Chinese government could cause the cause the value of your securities to significantly decline or "be worthless." Corporate Structure and Structure, page 9

5. Please revise your corporate structure diagram to identify clearly the entity in which investors are purchasing their interest and the entities in which the
Company   s operations
         are conducted. Describe how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the Company may
 Zheng Nan
FirstName LastNameZheng
Webus International Ltd. Nan
Comapany
October 20,NameWebus
            2022        International Ltd.
October
Page 3 20, 2022 Page 3
FirstName LastName
         face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
6. Please refrain from implying that the contractual agreements by and among WFOE, the
         VIE, and Individual Registered Shareholders are equivalent to equity ownership in the business of the VIE and revise your disclosure where you may indicate an equity ownership in the VIE. In this regard, we note on the cover page you disclose you are a
         "beneficiary of the remaining 50% equity ownership in Youba Tech through contractual arrangements with Youba Tech and Individual Registered Shareholders" and you hold
         "50% equity interests and 50% VIE Interests in the VIE." In addition you disclose on pages 1, 37, 76 and 95 that you "hold 50% equity interests of the VIE.

Transfer of Cash to and From Our Subsidiaries, page 12

7. We note your disclosure that there has been no cash flows and transfers of other assets between the holding company and its subsidiaries, other than that as of the date of this prospectus, Youba Tech, your consolidated entity, has paid approximately $890,000 for expenses related to this public offering of Webus as intercompany loans and not as the dividend payment or distribution. We also note your disclosure that none of your subsidiaries has made any dividend payment or distribution to your holding company as of the date this prospectus and they have no plans to make any distribution or dividend payment to the holding company in the near future, and that neither the Company nor any of its subsidiaries has made any dividends or distributions to U.S. investors as of the date of this prospectus. Please revise to distinguish between the holding company and its subsidiaries and the VIE and its subsidiaries. Also, note this disclosure appears inconsistent with your disclosure on your cover page that cash transfers among the holding company and its subsidiaries is typically transferred through payment for intercompany product sales and services or intercompany loans between holding company and subsidiaries and your disclosure on page 40 that you rely principally on dividends and other distributions paid by your subsidiaries in China for your cash needs, including paying dividends and other cash distributions to our shareholders, servicing any debt
         you and the VIE may incur, and paying your and the VIE   s operating
expenses. Please
         revise to address this apparent inconsistency.
8.       You disclose here that currently, you don   t have any intentions to
distribute earnings or
         settle amounts owed under your operating structure other than the agreements entered under normal business operation as discussed above. Please clarify whether this includes the distribution of earnings or settling of amounts owed under the VIE agreements.
9. Please expand your disclosure here to describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
 Zheng Nan
FirstName LastNameZheng
Webus International Ltd. Nan
Comapany
October 20,NameWebus
            2022        International Ltd.
October
Page 4 20, 2022 Page 4
FirstName LastName
Risk Factors
The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations are evolving quickly, page 48

10. We note your disclosure here that your auditor is headquartered in Manhattan, New York, and is subject to inspection by the PCAOB on a regular basis with the last inspection in
         2020. You disclose that "[t]herefore, we believe that, as of the date of this prospectus, our auditors are not subject to the PCAOB determinations." Please also address here your earlier disclosure on your cover page and page 15 that your auditor was not included in the determinations made by the PCAOB on December 16, 2021 and address how this factored into your belief that you are not subject to the PCAOB determinations as of the date of this prospectus.
Any change of regulations and rules by Chinese government including potential additional requirements on cybersecurity review..., page 51

11. We note your disclosure about the Administration Measures for Cyber Data Security
         (Draft for Public Comments), or the    Cyber Data Security Measure
(Draft)    published on
         November 14, 2021. You disclose that you are not an CIIO as defined in the Review
         Measures but that you are probably deemed to be a DPO engaging in data processing activities. You further disclose that you are not subject to cybersecurity review as you do not process personal data for more than one million individuals under Cyber Data Security
         Measure (Draft). Please discuss the extent to which you grow your business and service more customers, do you expect to process personal data for more than one million individuals, or clarify if that is not a risk of your business. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of Years Ended June 30, 2021 and 2022, page 79

12. We note you have experienced significant growth in your operations in the most recent fiscal year and have attributed increases in revenue and cost of revenues to general factors such as new customers, business development efforts, and maintaining cooperation agreements and collaborations with local agents and fleet operators. Please revise the discussion and analysis of operating results to specifically identify and quantify the key drivers contributing to the increase in revenue and cost of revenues for each period presented. Refer to Item 5.A of Form 20-F, Item 303 of Regulation S-K and SEC Release
         No. 33-8350.
13. We note you experienced a decline in gross margin from 13.5% for the year ended June
         30, 2021 to 6.8% for the year ended June 30, 2022. You disclose the decline in margin was mainly driven by the rapid growth of customized chartered bus service and packaged tour service for which you strategically set relatively lower gross margin rates at start-up stage of these businesses to attract more customers, gain market share and improve
 Zheng Nan
FirstName LastNameZheng
Webus International Ltd. Nan
Comapany
October 20,NameWebus
            2022        International Ltd.
October
Page 5 20, 2022 Page 5
FirstName LastName
         profitability in the long term. Please further clarify how you have strategically set lower gross margin rates. To the extent you are offering incentives, promotions or discounts as a method to increase revenue, please explain. In addition, to the extent you intend to revise your gross margin strategy in future periods, please expand your disclosure to include the expected impact of your change on future operating results. Refer to
Item 5.A of Form
         20-F, Item 303(b)(2)(ii) of Regulation S-K and SEC Release No.
33-8350.
Liquidity and Capital Resources, page 82

14. We note your disclosure that "as of the date of this prospectus, you have obtained a line of credit in the amount of RMB7,000,000 ($1,045,072) from Rural Commercial Bank, with a three-year term from June 24, 2022 to June 23, 2025." Please expand your disclosure to describe all the material terms of the agreement underlying this line of credit. In addition, file this agreement as an exhibit to your registration statement or tell us why you believe you are not required to do so. Refer to Item 8.a. of Form F-1 and Item 601(b)(10) of
         Regulation S-K.
Industry
Overview of North American Intercity Travel Market, page 93

15. We note that you have included numerous CAGR projections in this section derived from the Frost & Sullivan report you commissioned in September 2022. Please revise your disclosure to describe the assumptions underlying these projections and to include balancing language to emphasize the prospective nature of these growth rates. For example, we note your disclosure stating that "[i]n the forecast period, the [intercity travel by intercity bus market size] is expected to increase from USD0.9 billion to USD1.8 billion with a CAGR of approximately 17.4%, which is higher than that of total intercity travel market in North America."
Our Business
Our Online Platforms, page 98

16.      You disclose that you deliver your China   s Collective Mobility
Service (   CMS   ) product
         offerings primarily through your online platforms, which predominately comprise (i) your
         WeChat-based mini programs and other third-party partners, (ii) your mobile apps, and
         (iii) your websites. Please explain whether the manner in which a customer accesses your platform affects the way in which you derive revenues. For example, explain if you receive a lower percentage of revenue from your WeChat-based mini programs or other third-party partners than from your services accessed through your own mobile app.
         Please also discuss the extent to which you can continue to provide user-centered services after the service is ordered on third-party partners such as WeChat-based mini programs, including the ability to push notifications such as pre-trip alerts to such users. As part of this, discuss, for example, if user data entered on third-party partners such as WeChat-
         based mini programs remains with such third-parties like Tencent, or if you are able to
 Zheng Nan
FirstName LastNameZheng
Webus International Ltd. Nan
Comapany
October 20,NameWebus
            2022        International Ltd.
October
Page 6 20, 2022 Page 6
FirstName LastName
         pull user data to your platform such that you can continue to interact with the users and perform data-analysis and other functions to improve your services.
Note 2(r). Government grants, page F-18

17. You disclose on page 82 that you recorded RMB 850,000 as other income, net during the year ended June 30, 2022 from government subsidies. Please disclose the nature of the transaction and the related accounting policies used to account for the transaction. Please also identify whether the amount has been received or where it is captured in the balance sheet as of June 30, 2022. To the extent a receivable was recorded, please further clarify why you believe recognition in the year ended June 30, 2022 is appropriate, including explanation of any terms that would indicate the Group has complied with the required conditions outlined by the government. In addition, please clarify if this is a subsidy as indicated at page 82 or a grant as disclosed at Note 2(r) and revise your disclosure to use consistent terminology.
Note 4. Property and equipment, page F-21

18. We note in June 2022, you recorded the transfer of a building from a major shareholder to
         Youba Tech for RM 34,791,400. We also note the asset balances for electronic equipment and office equipment increased from June 30, 2021 to June 30, 2022. Given your disclosure that you depreciate these assets on a straight-line basis and the total asset balance increased, please explain why your depreciation expense decreased from RMB
         187,800 for the fiscal year ended June 30, 2021 to RMB 152,380 for the fiscal year ended
         June 30, 2022.
Note 7. Share-based compensation, page F-23

19. We note you determined the fair value of restricted stock units using the market approach.
          Please disclose the significant assumptions used to estimate the fair value, including the expected term, expected volatility, expected dividends and risk-free interest rates in accordance with ASC 718-10-50-2(f)(2). Please also disclose the extent to which the estimates are considered highly complex and subjective and that the estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.
General

20. Please include the delaying amendment legend required by Item 501(a) of Regulation S-K not later than the first public filing of your registration statement.
21. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of the communications.
 Zheng Nan
Webus International Ltd.
October 20, 2022
Page 7

      You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-
Meissner, Staff Attorney, at (202) 551-6548 or Kevin Dougherty, Staff Attorney, at (202) 551-
3271 with any other questions.



                                                           Sincerely,
FirstName LastNameZheng Nan
                                                           Division of
Corporation Finance
Comapany NameWebus International Ltd.
                                                           Office of Energy &
Transportation
October 20, 2022 Page 7
cc:       Fang Liu
FirstName LastName